Schedule 13G

Name of Issuer
Puroflow, Inc.

Title of Class of Securities
Common Stock

CUSIP Number
746375104

Name and IRS Identification Number of Reporting Person
Virginia Retirement System
54-6001808

Place of Organization
State of Virginia
United States of America

Sole Voting Power
565,000 shares

Sole Dispositive Power
565,000 shares

Aggregate amount beneficially owned by each reporting person
565,000 shares

Percent of class represented by aggregate amount
beneficially owned by each reporting person
7.95%

Type of reporting person
EP

Name of issuer
Puroflow, Inc.

Address of Issuers Principal Executive Offices
16559 Saticoy Street
Van Nuys, CA   91406

Name of Filing Person
Virginia Retirement System

Address of Principal Business Office
1200 East Main Street
Richmond, VA   23219

Citizenship
State of Virginia
United States of America

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11, 1998
Nancy C. Everett
Deputy Chief Investment Officer